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EXHIBIT 11
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FOR IMMEDIATE RELEASE

Contact:

Adam C. Derbyshire         Mike Freeman                       Mark R. Vincent
Vice President and         Director, Investor Relations and   Euro RSCG Life NRP
Chief Financial Officer    Corporate Communications
919-862-1000               919-862-1000                       212-845-4239

                         SALIX PHARMACEUTICALS ANNOUNCES
                          IMPORTANT RIFAXIMIN MILESTONE

               - Patient Enrollment in Phase III Study Completed -

RALEIGH, NC, May 13, 2003 - Salix Pharmaceuticals, Ltd. (Nasdaq:SLXP) today announced that patient enrollment for its Phase III Rifaximin clinical study concluded on Friday, May 9, 2003. This study included approximately 400 adult subjects enrolled at sites located in Mexico, Guatemala, India and Peru. The study was designed to evaluate the efficacy of Rifaximin in treating travelers' diarrhea caused by enteric pathogens.

"We are pleased to report that patient enrollment in this important study has been completed," stated Carolyn J. Logan, President and Chief Executive Officer, Salix Pharmaceuticals. "Timely completion of the study is a significant milestone toward obtaining regulatory approval for Rifaximin. We look forward to continuing to work with the U.S. Food and Drug Administration (FDA) to bring this important drug to market. Based upon information currently available, we now anticipate filing the amendment to the New Drug Application (NDA) in or prior to November 2003."

As previously reported, based upon discussions between Salix and the FDA early in the NDA review process, the Company agreed to conduct an additional study in order to provide additional data on the clinical and anti-microbial efficacy of Rifaximin. The primary measure of efficacy in the study was the duration of diarrhea after the start of therapy, measured using the time to last unformed stool. Additionally, microbiologic evaluations were performed on stool samples to identify bacterial pathogens. The most common pathogens responsible for travelers'

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diarrhea are enterotoxigenic E. coli (ETEC), enteroaggreative E. coli (EAEC), shigella spp, Salmonella spp, and Campylobacter jejuni. The primary investigator for the study was Herbert L. DuPont, M.D., Chief, Internal Medicine, St. Luke's Episcopal Hospital; Vice Chairman and Clinical Professor, Department of Medicine, Baylor College of Medicine; and Clinical Professor, Medical School, and Professor of Epidemiology, School of Public Health, University of Texas - Houston.

Commenting further, Ms. Logan stated, "We believe Rifaximin is unique because there is no U.S.-approved oral antibiotic with its potential broad-spectrum activity, lack of systemic absorption, and safety and resistance profiles. Market research and discussions with leading medical authorities highlight the large number of diseases in which Rifaximin could be utilized. These factors lead us to believe that this product, once introduced, will potentially compete in an annual U.S. market comprised of over 12 million patients. The Company believes U.S. sales of Rifaximin in its fifth year will exceed $550 million. Clearly, Rifaximin will serve as a key driver for significant growth and profitability, as well as stockholder value, as the Company continues to execute its business plan. Therefore, we believe our current stock price does not remotely reflect the potential for Rifaximin."

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix's strategy is to in-license late-stage or marketed proprietary therapeutic drugs, complete the required development and regulatory submission of these products, and market them through the Company's 84-member gastroenterology specialty sales and marketing team. Salix's first marketed product is COLAZAL(R), an anti-inflammatory drug approved for the treatment of mildly to moderately active ulcerative colitis. Rifaximin is currently in development for the potential treatment of infections of the gastrointestinal tract. The Company submitted an NDA for Rifaximin for the treatment of travelers' diarrhea to the FDA on December 26, 2001. The Company received an approvable letter from the FDA on October 25, 2002 and is currently working with the FDA to complete the approval process. Salix trades on the Nasdaq National Market under the ticker symbol "SLXP."

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For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

       Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of regulatory review and clinical trials, market acceptance for approved products, management of rapid growth, intellectual property risks, and the need to acquire additional products. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.

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